UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number	333-145876

PACIFIC BLUE ENERGY CORP.
(Exact name of registrant as specified in its charter)

937 Old Senecca Turnpike Road, Skaneateles, NY 13152-9318
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock par value $0.001
(Title of each class of securities covered by this Form)

none
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☒
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:                 19

Pacific Blue Energy Corp. (the "Registrant") hereby requests immediate withdrawal of its Request to terminate the registration of its common shares ($0.001 par value) under Section 12(g) of the Exchange Act, which was filed with the Securities and Exchange Commission (the "Commission") on February 12, 2018 (the "Form 15").

The Registrants believes that withdrawal of the Form 15 is consistent with the public interest and the protection of investors and is within 90 days of filing.  Please note that the Form 15 was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 9, 2018	By:	/s/ Carmen J. Carbona
Carmen J. Carbona, CEO

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.